FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Communication regarding Notice of Annual General Meeting to be held on March 21, 2011

Item 1

COSAN LIMITED
Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda or
P.O. Box HM 2879, Hamilton HM LX Bermuda

ANNUAL GENERAL MEETING —  March 21st, 2011
March 10th, 2011

To the Shareholders of Cosan Limited:

You are cordially invited to attend the annual general meeting (“Annual General Meeting”) of your company to be held at Avenida Juscelino Kubitchek, 1726, 6th floor, Sao Paulo, Brazil at 10:00 a.m. local time on Monday, March 21st 2011.

At the Annual General Meeting, we will be asking you to elect the slate of individuals who have been nominated to serve on our board of directors (“Board of Directors”). You may read about each of these individuals in the enclosed materials. We are pleased that each of these individuals has agreed to serve on our Board of Directors, and we hope that you will support each of them.

A report of the current affairs of Cosan Limited will be presented at the Annual General Meeting and Shareholders will have an opportunity for questions and comments.

We request that you complete, sign, and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Meeting.

You may revoke your voted proxy at any time prior to the Annual General Meeting or vote in person if you attend.

Sincerely yours,

Rubens Ometto Silveira Mello
Chairman of the Board of Directors

COSAN LIMITED
Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda or
P.O. Box HM 2879, Hamilton HM LX Bermuda

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON MARCH 21ST , 2011

NOTICE IS HEREBY GIVEN that the 2010 annual general meeting of the members of Cosan Limited (the "Company") will be held at Avenida Juscelino Kubitchek, 1726, 6th floor, Sao Paulo, Brazil on the 21st of March, 2011 at 10:00 am (local time) or as soon thereafter as is practicable for the purpose of transacting the following business:

A G E N D A

1.	To receive the auditors’ report and financial statements for the year ended March 31, 2010.

2.	To consider the election of Class III directors to hold office until the 2013 Annual General Meeting of Shareholders or until their respective successors have been duly elected.

3.	To appoint auditors for the ensuing year and either determine their remuneration or refer such determination to the board of directors.

The Board of Directors has fixed the close of business on January 1st 2011 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Annual General Meeting.

All Shareholders are cordially invited to attend the Annual General Meeting.

BY ORDER OF THE BOARD __________________________ Date: March 10th, 2011

OUR DIRECTORS

Directors

Name	Year of Birth	Positions
Rubens Ometto Silveira Mello	1950	Class III director
Marcus Vinicios Pratini de Moraes	1939	Class II director
Mailson Ferreira da Nóbrega	1942	Class I director
Marcos Marinho Lutz	1969	Class II director
Burkhard Otto Cordes	1975	Class II director
Pedro Isamu Mizutani	1959	Class III director
Hélio França Filho	1959	Class III director
George E. Pataki	1945	Class I director
Marcelo de Souza Scarcela Portela	1961	Class II director
José Alexandre Scheinkman	1948	Class I director
Marcelo Eduardo Martins	1966	Class III director

Our bye-laws (“Bye-laws”) provide that our board of directors (“Board of Directors”) shall consist of between five and eleven directors. Our Board of Directors currently consist of eleven directors (each a “Director”).

Our Board of Directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. Our Board of Directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our Board of Directors.

Our Board of Directors is divided into three classes (Class I, Class II and Class III and each a “Class”) that are, as nearly as possible, of equal size. Each Class of Directors is elected for a three-year term of office, and the terms are staggered so that the term of only one Class of directors expires at each annual general meeting. Members of our Board of Directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our Bye-laws do not include any citizenship or residency requirements for members of our Board of Directors.

Mailson Ferreira da Nóbrega, George E. Pataki and José Alexandre Scheinkman are each designated as a Class I Director; Marcus Vinicios Pratini de Moraes, Burkhard Otto Cordes, Marcos Marinho Lutz and Marcelo de Souza Scarcela Portela are each designated as a Class II Director; and Rubens Ometto Silveira Mello, Hélio França Filho, Marcelo Eduardo Martins and Pedro Isamu Mizutani are each designated as a Class III Director. There is no distinction in the voting or other powers and authorities of Directors of different classes; the classifications are solely for the purposes of the retirement by rotation provisions set out in Bye-Laws 23.4, 23.5 and 23.6.

Upon resignation or termination of office of any Director, if a new Director shall be appointed to the Board of Directors he or she shall be designated to fill the vacancy arising and shall, for the purposes of these Bye-laws, constitute a member of the class of Directors represented by the person that he or she replaces.

Class III Directors with terms expiring at the 2010 Annual General Meeting

Name	Positions

Rubens Ometto Silveira Mello	Class III director
Pedro Isamu Mizutani	Class III director
Hélio França	Class III director
Marcelo Eduardo Martins	Class III director

Rubens Ometto Silveira Mello
Chairman of the Board of Directors and CEO of Cosan Limited since 2007 and Chairman of the board of directors of Cosan S.A. Indústria e Comércio S.A. since 2000. He holds a degree in mechanical engineering from the Escola Politécnica of the University of São Paulo (1972). Mr. Mello has more than 30 years of experience in the management of large companies. He has also served as general director and chairman of the board of directors of Costa Pinto S.A. since 1980, vice president of Pedro Ometto S.A. Administração e Participações since 1980, director of Cosan Operadora Portuária S.A. since 1998, chairman of the board of directors of FBA from 2001 until its merger into Corona, and director of Usina da Barra, currently Da Barra, since 2002. He also holds the position of director of UNICA, the Sugarcane Agroindustry Association of the State of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO União de Bancos Brasileiros S.A. and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

Pedro Isamu Mizutani
A member of the Board of Directors since 2000, he currently holds the position of Chief Executive Officer with Cosan Açúcar e Álcool. He holds a postgraduate degree in Finance from the Methodist University of Piracicaba (Unimep), an MBA in Business Management from Fundação Getulio Vargas (FGV) with a specialization from Ohio University. He holds a Master’s degree from Fundação Getulio Vargas, and a graduate degree in Production Engineering from the Polytechnic School of the University of Sao Paulo. With 27 years of experience in the areas of administration, finance and productive processes, with companies in the sugar and ethanol sector, his career with the Group started in 1982, as supervisor of planning for Costa Pinto S.A., where he has been taking over increasingly higher positions up to Cosan’s managing director in 2001. Since 2003, he has been a member of the Board with Siaesp/Sifaesp/Unica.

Helio França Filho
With a degree in Economics from the Catholic University of Rio de Janeiro (PUC-RJ), he has been a member of the  Board of Directors since August 2009. Mr. Franca Filho joined Gavea’s Illiquid Strategies Group in April 2007, focusing primarily on commodities. With over 20 years of experience in the commodities sector, he began his career with the Sucres & Denrees group, where he worked from 1984 to 1985 trading coffee, sugar and cocoa. He subsequently joined the Louis Dreyfus Group, in New York, where he was in charge of the Latin American sugar and ethanol market from 1985 to 1996. From 2000 to 2007, he was director of Brazilian operations for the Noble Group, a commodities trading company listed in England and Singapore.

Marcelo Eduardo Martins
In March 2009, Mr. Martins was appointed a member of the Board of Directors, Chief Financial Officer and Investor Relations and Merger & Acquisition Officer. With a degree in Business Administration from Fundação Getulio Vargas (FGV), specializing in Finance, he joined Cosan in July 2007 as an executive officer with Aguassanta Participações S.A. He served as Chief Financial and Business Development Officer of Votorantim Cimentos, between July 2003 and July 2007. Prior to that, he was head of the Latin American Fixed Income Department at Salomon Smith Barney, in New York.

PROPOSAL 1—ELECTION OF THE BOARD OF DIRECTORS

Our Bye-laws provide for a classified Board, divided into three (3) Classes of equal size. Each Director will serve a three-year term. At the Annual General Meeting, our Shareholders will elect the Class III Directors, who will serve until the 2013 Annual General Meeting. Our incumbent Class I and Class II directors will serve until the 2011 Annual General Meeting and the 2012 Annual General Meeting, respectively.

The Board of Directors will nominate Rubens Ometto Silveira Mello, Hélio França, Marcelo Eduardo Martins and Pedro Isamu Mizutani for re-election at the Annual General Meeting.

If any nominee shall, prior to the Annual General Meeting, become unavailable for election as a director, the persons named in the accompanying proxy card will vote for such other Nominee, if any, in their discretion as may be recommended to the Board of Directors.

CLASS III NOMINEES

Rubens Ometto Silveira Mello
Hélio França
Marcelo Eduardo Martins
Pedro Isamu Mizutani

The respective business experience, directorships and committee memberships for the nominees are set out in “Our Directors” above.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE FOUR DIRECTORS NAMED ABOVE.

PROPOSAL 2—THE AUDITORS’ PROPOSAL

Upon recommendation of the Audit Committee, the Board of Directors propose that the Shareholders reappoint Ernst & Young Auditores Independentes S.S. to serve as our independent auditors for the 2011 fiscal year until the 2011 Annual General Meeting. Ernst & Young Auditores Independentes S.S. have served as our independent auditors since inception in July, 2007. Shareholders at the Annual General Meeting will also be asked to vote to defer the determination of the auditors’ remuneration to the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REAPPOINTMENT OF ERNST & YOUNG AUDITORES INDEPENDENTES S.S. TO SERVE AS OUR INDEPENDENT AUDITORS FOR THE 2011 FISCAL YEAR UNTIL THE 2011 ANNUAL GENERAL MEETING.

ADDITIONAL INFORMATION

A copy of our Financial Statements for the year ended March 31, 2010 and the auditors report thereon has been made available to all Shareholders on our Annual Report on Form 20-F for  year ended March 31, 2010, filed with the U.S. Securities and Exchange Commission and available at http://www.sec.gov. The Financial Statements will be formally presented at the Annual General Meeting, but no Shareholder action is required to be taken.

DETACH PROXY CARD HERE

PLEASE BE CERTAIN TO DATE AND
SIGN THIS PROXY. RETURN THE	☒
PROXY IN THE ENCLOSED ENVELOPE.	Votes must be marked in the manner
indicated above in black or blue ink.

(1) ELECTION OF DIRECTORS

FOR	ÿ	WITHHOLD AUTHORITY	ÿ	*EXCEPTIONS: FOR	ÿ
all nominees listed below		to vote for all nominees listed below		all nominees except those listed below

Nominees: Rubens Ometto Silveira Mello, Hélio França, Marcelo Eduardo Martins and Pedro Isamu Mizutani

*EXCEPTIONS: ________________________________________________________

FOR	AGAINST	ABSTAIN

(2) To re-appoint the firm of Ernst & Young
Auditores Independentes S.S., independent
auditors, to serve as our independent auditors
for the 2011 fiscal year until our 2011 Annual
General Meeting, and to refer the determination
of the auditors’ remuneration to the Board
of Directors.

ÿ	ÿ	ÿ

To change mailing address, please mark this box.       ÿ

S C A N  L I N E

Signature should correspond with the printed name appearing hereon. When signing in a fiduciary or representative capacity, give full title as such, or when more than one owner, each should sign.

Date Share Owner sign here	Co-Owner sign here

COSAN LIMITED
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF COSAN LIMITED

The undersigned hereby revoking all proxies granted, appoints [PROXY] and [PROXY], and each of them, with full power of substitution, as proxy of the undersigned, to attend the Annual General Meeting of Shareholders of Cosan Limited on March 21st, 2011 and any adjournments thereof, and to vote the number of shares the undersigned would be entitled to vote if personally present as designated on the reverse.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES LISTED IN PROPOSAL 1, FOR PROPOSAL 2 AND FOR PROPOSAL 3. WHETHER OR NOT DIRECTION IS MADE, THIS PROXY WILL BE VOTED AT THE DISCRETION OF THE PROXIES UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS.

(Continued and to be dated and signed on the reverse.)

PLEASE COMPLETE AND DATE THIS PROXY ON THE REVERSE SIDE AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

To include any comments, please mark this box.               ÿ

Address change
___________________________
___________________________

PLEASE COMPLETE AND DATE THIS PROXY ON THE REVERSE SIDE AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	March 11, 2011	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer